Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

January 21, 2020

Securities and Exchange Commission
100F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on January 13, 2020, to be filed by our former client, Imaging3, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm, except that we have not reviewed the interim information included in the Form 10-Q for the period ended September 30, 2019, and therefore we have no basis for commenting on the accounting principles or practices, financial statement disclosures, or auditing scope or procedures applied for such period.

Very truly yours,

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP